Consent of Independent Registered Public Accounting Firm
To the Board of Directors
Mentor Graphics Corporation:
We consent to the incorporation by reference in the registration statements on Forms S-8 (Nos. 333-110917, 333-135889, 333-156106, 333-161747, 333-165553, 333-169493, 333-180638 and 333-198577) of Mentor Graphics Corporation of our reports dated March 18, 2016, with respect to the consolidated balance sheets of Mentor Graphics Corporation and subsidiaries as of January 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended January 31, 2016, and the effectiveness of internal control over financial reporting as of January 31, 2016, which reports appear in the January 31, 2016 annual report on Form 10‑K of Mentor Graphics Corporation.
/s/ KPMG LLP
Portland, Oregon
March 18, 2016